Exhibit 10.5
July 11, 2022

Mehul Joshi

Dear Mehul,

We are pleased to extend to you an offer of employment with Berkeley Lights, Inc. (the “Company”) as set forth below. This written agreement supersedes and replaces any prior agreements, representations or understandings, whether written, oral or implied, between you and the Company.

1.Title. You are being offered a full-time, exempt position as the Company’s Chief Financial Officer. You will be reporting to Siddhartha Kadia, Chief Executive Officer. As a constructive and productive employee in the Company, you will be expected to lead by example by setting high standards of excellence and integrity in all your endeavors and interactions with colleagues, partners, vendors and other third parties.

2.Commencement of Employment. The commencement date of your employment will be on or before July 25, 2022 provided that you sign, date and return this offer letter before the expiration of midnight July 15, 2022.

3.Compensation and Benefits. As compensation for your services, you will be paid an annual salary of $450,000.00 paid at the rate of $37,500.00 per month in accordance with the Company’s standard payroll schedule.

In addition, you will be eligible for the following:

a.Paid Time Off. You will be eligible to accrue paid time off according to the Company’s paid time off policy.

b.Health Care Benefits. You will be eligible to participate in the Company’s group benefit plans as of your date of hire. These benefit plans are subject to modification and change as the Company deems necessary.

c.Incentive Bonus Plan. You will be eligible to participate in the Company’s Incentive Compensation Plan. Additional information will be provided in the 2022 Incentive Bonus Plan document once it is available. Your target incentive is 50% of your annual salary and is paid based on the achievement of reasonable objectives, that we will define, after consultation with you, in the first quarter of your employment, and then subsequently annually. The Company reviews compensation on an annual basis. Eligibility for participation in any Incentive Compensation Plan shall not be construed as any assurance of continuing employment for any particular period of time.

d.Equity Compensation: Stock Options. Subject to the approval of the Company’s Board of Directors or its Compensation Committee, you will be granted an option to purchase shares of the Company’s Common Stock based on a target grant date fair value of $1,250,000.00. The exercise price per share will be equal to the fair market value per share on the date the option is granted. Per our Company policy for “C- Suite” employees, your stock options will be granted by the Compensation Committee of the Board of Directors. The vesting commencement date for such grants will be the first day of your employment, with the grant date typically being shortly thereafter. The option will be subject to the terms and conditions applicable to options granted under the Company’s 2020 Incentive Award Plan (the “Plan”), and the applicable Stock Option Agreement, which you will need to review and sign. You will vest in 25% of the option shares after 12 months of continuous service from the vesting commencement date, and the balance of the options will vest in equal monthly installments over the next 36 months of continuous service, as described in the applicable Stock Option Agreement. Eligibility for additional equity compensation and/or participation under the Plan shall be considered annually subject to Board discretion, commencing in 2023.

e.Equity Compensation: Restricted Stock Units. Subject to the approval of the Compensation Committee, you will be granted restricted stock units (RSUs) of the Company’s Common Stock with a grant date fair value of $1,250,000.00. The vesting commencement date for such grants will be the first day of your employment, with the grant date typically being shortly thereafter. The shares will be subject to the terms and conditions applicable to options granted under the Company’s 2020 Incentive Award Plan (the “Plan”), and the applicable Restricted Stock Unit Agreement, which you will need to review and sign. You will vest in 25% of the RSUs after 12 months of continuous service from the vesting commencement date, and the balance of the RSUs will vest in equal quarterly installments over the next 9 quarters of continuous service, as described in the applicable Restricted Stock Unit Agreement. Eligibility for additional equity compensation and/or participation under the Plan shall be considered annually subject to Board discretion, commencing in 2023.

f.Legal fees: Company will reimburse you for any legal fees incurred by you in connection with reviewing this Employment Agreement and related agreements, up to a maximum of $25,000.00. You will need to provide us with documentation substantiating the fees incurred.

All forms of compensation paid to you by the Company are subject to reduction to reflect applicable withholding and payroll taxes and other deductions as required by law.

4.Severance and Change of Control. As Chief Financial Officer at Berkeley Lights, you will be considered a “C-Suite” Executive and also be eligible for severance and change of control provisions as approved by the Board of Directors in the Change in Control and Severance Agreement, a copy of which is attached. We encourage you to carefully review that Agreement. A few key highlights include:

a.Covered Termination. If you are terminated not for cause, the company will provide nine months’ base salary and nine months of healthcare benefits.

b.Change of Control. Our Change of Control provisions entitle you to twelve months’ base salary and target bonus, plus full acceleration of vesting based on a double- trigger. See “Berkeley Lights, Inc. Change in Control and Severance Agreement” for

the applicability and mechanics of vesting acceleration in the event of a Change of Control.

c.In order to be eligible for any of the above, you will be required to sign a full release of all claims.

Additionally, if you experience a Covered Termination outside a Change in Control Period (as each term is defined in the Change in Control and Severance Agreement) in the first year of your employment, then you will receive accelerated vesting on your initial stock options and RSUs referenced in this letter equivalent to the vesting that you would have received on the one-year anniversary of employment.

5.Employee Inventions Assignment and Confidentiality Agreement. As an employee of the Company, you will have access to certain confidential information of the Company and you may, during the course of your employment, develop certain information or inventions that will be the property of the Company. As a condition of your employment, you are required to sign and return the attached Employee Inventions Assignment and Confidentiality Agreement (“EIAC Agreement”). Your execution of this offer letter shall be deemed to be your agreement to and acceptance of the attached EIAC Agreement even if for any reason you do not sign such EIAC Agreement. We wish to impress upon you that we do not want you to, and we hereby direct that you not, bring with you any confidential or proprietary material of any former employer, or violate any other obligations you may have to any former employer.

6.Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this offer. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and the Chief Executive Officer of the Company.

7.Outside Employment and Competitive Activities. In the event that you are initially employed as a full-time employee, or at some later date become employed as a full-time employee, during the period of your full-time employment, you are required to devote your full-time, best efforts to the interests of the Company. In the event that you are initially employed as a part-time employee, or at some later date become employed as a part-time employee, during the period of your part-time employment, you are required to devote your best efforts to the interests of the Company. Regardless of whether you are a full-time or part-time employee, you agree that during your employment with the Company you will not, without the prior written consent of the Company, engage in, or encourage or assist others to engage in, any other employment or activity that: (i) would divert from the Company any business opportunity in which the Company can reasonably be expected to have an interest;
(ii) would directly compete with, or involve preparation to compete with, the current or future business of the Company; or (iii) would otherwise conflict with the Company’s interests or could cause a disruption of its operations or prospects. Violations of this paragraph include, but are not limited to, the direct or indirect, ownership, management, operation, control, employment by, or participation in the ownership, management, operation, or control of any business that is in any way involved with research, development, consulting, and sale of commercial products relating to the global life sciences, biotechnology, medical device and pharmaceutical industries. Excepted from this provision is ownership of not more than 10% of the outstanding shares of a publicly traded corporation.

8.Legal Right to Work. As required by law, your employment by the Company is contingent on you providing timely documentation as proof of you possessing a legal right to work in the United States.

9.Background Check. You agree that the Company may undertake a verification of your criminal, education, driving and/or employment background. This offer can be rescinded based upon data received in the verification.

10.Entire Agreement. This offer letter, once accepted, constitutes the entire agreement between you and the Company with respect to the subject matter hereof and supersedes all
prior offers, negotiations and agreements, if any, whether written or oral, relating to such         subject matter. You acknowledge that neither the Company nor its agents have made any promise, representation or warranty whatsoever, either express or implied, written or oral, which is not contained in this agreement for the purpose of inducing you to execute the agreement, and you acknowledge that both parties have executed this agreement in reliance only upon such promises, representations and warranties as are contained herein.

11.Acceptance. You may indicate your acceptance and agreement with the terms of this offer letter by signing, dating and returning the original of this offer letter, and the enclosed EIAC Agreement.

Mehul, we hope that you will accept our offer to join Berkeley Lights and look forward to working with you!

Best,

/s/ Siddhartha Kadia
Siddhartha Kadia
CEO, Berkeley Lights, Inc.

I accept this offer of employment and acknowledge that I have read and agree to the terms and conditions set forth above; and, I further acknowledge that no commitments, express or implied, were made to me as part of my employment offer except as specifically set forth above.

/s/ Mehul Joshi	7/11/22
Mehul Joshi	Date